Exhibit 21.1

PositiveID Corporation

List of Subsidiaries

Company Name	Country or State of Incorporation or Formation
MicroFluidic Systems	California
E-N-G Mobile Systems, Inc.	California
IFTH NJ Sub, Inc. (Formerly InfoTech USA, Inc. (D/B/A InfoTech))	New Jersey
PositiveID Medical Devices Ltd.	Israel